FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Dates of Material Change

October 10, 17, 26, 29, 30 and November 2, 2018

Item 3.	News Release

The press releases disclosing the material changes were released on October 10, 17, 26, 29, 30 and November 2, 2018 respectively, through the facilities of GlobeNewswire.

Item 4.	Summary of Material Change

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On October 10, 2018, the Company announced that it has extended the exclusivity period for the proposed adult-use retail and brands joint-venture with the Serruya Family (the "Serruya Family”), by two weeks.

-

On October 17, 2018, the Company announced that it has made a significant expansion of its medical clinic business, adding three new clinics, six new physicians and a major expansion of telemedicine services for patients. The Company will also add nurse practitioners (NP) to complement physician-led treatment and to meet a significant Increase in patient demand.

-	On October 26, 2018, the Company announced that it has extended the exclusivity period for the proposed adult-use retail and brands joint-venture with the Serruya Family, by a further two weeks.

-

On October 29, 2018, the Company announced that it is formally launching a research, development and Innovation division to be called Aleafia Labs ("Aleafia Labs”). Aleafia Labs will leverage the Company's existing patient database and Intellectual property to advance the development of proprietary cannabis products. R&D activities will focus on the development of cannabis products that may act as a replacement for addictive prescription opioids and sleeping aids.

Aleafia Labs will leverage the company's existing patient database and Intellectual property to advance the development of proprietary cannabis products. R&D activities will focus on the development of cannabis products that may act as a replacement for addictive prescription opioids and sleeping aids.

-

On October 30, 2018, Aleafia Labs, a division of the Company, and Guided 420 Genetics Inc. (“G420”) with U.S.-based AKESOgen, Inc., (“AKESOgen"), together the (“Parties”), announced the commencement of a Joint study (“the Study”) on cannabinoid pharmacogenetics in medical cannabis therapy. The initial 200 patient study will focus on developing medical cannabis patient genetic screening tools in the areas of THC-CBD sensitivity and metabolism, Endocannabinoid Deficiency Syndrome and cannabis treatment safety and adverse event risk.

This initiative will be funded by G420 and will be administered by the Company’s physicians practicing within the Canabo Medical Clinic network. The Study is expected to generate unique intellectual property assets that can be used towards proprietary product development and tools to improve medical cannabis treatment of major Illnesses. It Is expected that this study will lead to additional clinical Investigations and larger retrospective cohort studies as well as prospective clinical trials based on the Indications generated.

-

On November 2, 2018, the Company announced that the Company and CannaPacific Pty Ltd. ("CannaPacific"), together the ("Parties"), signed a non- binding term sheet in which, upon completion of the transaction, the Company will acquire a 10 per cent equity stake in CannaPacific.

CannaPacific is a Licensed Australian Medical Cannabis company based in Newcastle and the Macleay Valley on the mid-north coast of NSW, Australia. As at the date of this Term Sheet, CannaPacific has been granted licences to cultivate, produce and research medical cannabis in Australia and has a 53,000 sq. ft. cannabis cultivation and plant research facility currently under construction.

Under the term sheet, the Company will provide CannaPacific with technical expertise in cannabis cultivation, processing, distribution and medical clinic operations.

Transaction Highlights:

•	Launch of the Company's global expansion with foothold in budding Australian medical cannabis market.

•	Future market access to Asia under free trade agreements between Australia and major countries.

•	International distribution of white label medical cannabis products.

•	the Company's medical cannabis clinic and cultivation expertise to be deployed by CannaPacific.

•	Cannabis starter genetics to begin cultivation in CannaPacific cultivation facility.

The transaction is subject to the entering into of definitive agreements, due diligence and, if applicable, TSX Venture Exchange approvals.

Item 5.	Full Description of Material Change

5.1        Full Description of Material Change

-

On October 10, 2018, the Company announced that it has extended the exclusivity period for the proposed adult-use retail and brands joint-venture with the Serruya Family (the "Serruya Family”), by two weeks.

-

On October 17, 2018, the Company announced that it has made a significant expansion of its medical clinic business, adding three new clinics, six new physicians and a major expansion of telemedicine services for patients. The Company will also add nurse practitioners (NP) to complement physician-led treatment and to meet a significant Increase in patient demand.

-	On October 26, 2018, the Company announced that it has extended the exclusivity period for the proposed adult-use retail and brands joint-venture with the Serruya Family, by a further two weeks.

-

On October 29, 2018, the Company announced that it is formally launching a research, development and Innovation division to be called Aleafia Labs ("Aleafia Labs”). Aleafia Labs will leverage the Company's existing patient database and Intellectual property to advance the development of proprietary cannabis products. R&D activities will focus on the development of cannabis products that may act as a replacement for addictive prescription opioids and sleeping aids.

Aleafia Labs will leverage the company's existing patient database and Intellectual property to advance the development of proprietary cannabis products. R&D activities will focus on the development of cannabis products that may act as a replacement for addictive prescription opioids and sleeping aids.

-

On October 30, 2018, Aleafia Labs, a division of the Company, and Guided 420 Genetics Inc. (“G420”) with U.S.-based AKESOgen, Inc., (“AKESOgen"), together the (“Parties”), announced the commencement of a Joint study (“the Study”) on cannabinoid pharmacogenetics in medical cannabis therapy. The initial 200 patient study will focus on developing medical cannabis patient genetic screening tools in the areas of THC-CBD sensitivity and metabolism, Endocannabinoid Deficiency Syndrome and cannabis treatment safety and adverse event risk.

This initiative will be funded by G420 and will be administered by the Company’s physicians practicing within the Canabo Medical Clinic network. The Study is expected to generate unique intellectual property assets that can be used towards proprietary product development and tools to improve medical cannabis treatment of major Illnesses. It Is expected that this study will lead to additional clinical Investigations and larger retrospective cohort studies as well as prospective clinical trials based on the Indications generated.

-

On November 2, 2018, the Company announced that the Company and CannaPacific Pty Ltd. ("CannaPacific"), together the ("Parties"), signed a non- binding term sheet in which, upon completion of the transaction, the Company will acquire a 10 per cent equity stake in CannaPacific.

CannaPacific is a Licensed Australian Medical Cannabis company based in Newcastle and the Macleay Valley on the mid-north coast of NSW, Australia. As at the date of this Term Sheet, CannaPacific has been granted licences to cultivate, produce and research medical cannabis in Australia and has a 53,000 sq. ft. cannabis cultivation and plant research facility currently under construction.

Under the term sheet, the Company will provide CannaPacific with technical expertise in cannabis cultivation, processing, distribution and medical clinic operations.

Transaction Highlights:

•	Launch of the Company's global expansion with foothold in budding Australian medical cannabis market.

•	Future market access to Asia under free trade agreements between Australia and major countries.

•	International distribution of white label medical cannabis products.

•	The Company's medical cannabis clinic and cultivation expertise to be deployed by CannaPacific.

•	Cannabis starter genetics to begin cultivation in CannaPacific cultivation facility.

The transaction is subject to the entering into of definitive agreements, due diligence and, if applicable, TSX Venture Exchange approvals.

5.2      Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

November 6, 2018